December 23, 2004

Mail Stop 0510


By U.S. Mail.

Samuel S. Scruggs
Executive Vice President, General Counsel and
Secretary
Huntsman Corporation
500 Huntsman Way
Salt Lake City, UT 84108

Re: 	Huntsman Corporation
	Form S-1, filed November 24, 2004
	File No. 333-120749

Dear Mr. Scruggs:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction
1(A) to Item 501(b)(3) of Regulation S-K. We may have further comments after reviewing this information.

2. All exhibits are subject to our review. Accordingly, please file all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Many of your charts and graphics do not appear in printed copies of your Edgar filed version, for example, your organization chart on page 10. Please check with your Edgar filer to confirm that all charts and graphics will be printable from your Edgar filed version.

Industry and Market Data, page i

4. Delete the language in this section that implies that you are not responsible for the accuracy or completeness of the information you elect to include in the prospectus.

Prospectus Summary, page 1

5. Your summary is too long. Please revise to highlight key information and eliminate lengthy detail that you include verbatim in your Business section.

6. Please revise to include a balanced description of your business.
For example, disclose your leveraged position and how much of your revenue in 2003 and for the nine months ended September 30, 2004 was attributed to acquisitions.

7. To the extent that you discuss a strategy in the summary, please balance by briefly discussing the risks of implementing your strategy.

Competitive Strengths
Leading Market Positions. . . page 6

8. We note your disclosure concerning "significant barriers to entry." Please reconcile this statement with your statement on page
17 in the second risk factor that "barriers to entry, apart from capital availability, are low in certain product segments of our business."

Further Reduce Our Indebtedness, page 8

9. Please quantify the amount you expect to use to reduce your outstanding indebtedness.


Reorganization Transaction, page 9

10. Please include a chart that reflects your organizational structure prior to the offering.

Summary Historical and Pro Forma As Adjusted Financial Data, pages
12-14

11. We note that you are presenting EBITDA as a performance and liquidity measure and as a measure similar to measures outlined in certain of your debt covenants. Please revise your disclosure for the following information regarding your presentation of EBITDA:
* Performance measure and liquidity measure:  Expand your
discussion
of the limitations of EBITDA to address how the exclusion of each item materially limits the usefulness of EBITDA as it relates to both performance and liquidity measures, including how management compensates for these limitations when using EBITDA. For instance you might expand your disclosures, in part, to address the limitations of EBITDA as a performance measure by providing the following information:
- It does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes interest expense has material limitations;
- It does not include depreciation and amortization expense.
Because
we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes depreciation and amortization expense has material limitations;
- It does not include taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.
* Performance measure: Please provide substantive reasons why management believes EBITDA provides useful information to investors in accordance with the disclosure requirements set out in Question
8
of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
* Liquidity measure: Please present operating, investing and financing cash flows determined on a GAAP basis with equal or greater prominence and include a reconciliation of EBITDA to cash flows from
operating activities. Refer to Question 12 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" and Item
10(e)(i)(B) of Regulation S-K.
* Similar debt covenant measure: Please remove the statement that EBITDA is being presented "because certain covenants in our borrowing
arrangements are tied to similar measures."   If you believe these
covenants are material to an investors understanding of your financial condition and/or liquidity you should disclose the measure as calculated by the debt covenants and address each disclosure item set forth in Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Risk Factors, page 15

12. Please delete the second and third sentences of the first paragraph on page 15. All material risks should be described. If risks are not deemed material, you should not reference them.

13. Please avoid language in risk factors like "material adverse effect" or "adverse effect." Instead, please state what the specific impact will be on your business, financial condition or results of operations.

14. Some of your risk factors use language like "there is no assurance" or "we cannot guarantee." Please delete this language; the real risk is not your inability to offer assurance or a guarantee, but the condition described.

Our available cash and access to additional capital. . . page 15

15. Please state your current annual debt service payment obligations. In addition, please indicate how much your interest expense will increase for each 1% increase in interest rates. We note your disclosure on page 81.

16. Consider adding a separate risk factor to disclose risks related to a ratings downgrade in your company or debt securities.

17. Please confirm to us supplementally that you are in compliance with all of the terms of your outstanding debt and required ratios.
In the event you are not in compliance, disclose which terms you are not meeting and the potential consequences.

Significant price volatility. . . page 17

18. Please revise to quantify your disclosures in this risk factor.
For example, disclose the increase in higher crude oil prices that you have experienced in recent periods.

Our operations involve risks. . . page 17

19. Please present this risk in more concrete terms.   For
example,
quantify the coverage you have for your environmental liabilities.

Our results of operations may be adversely affected by fluctuations in currency exchange rates. . . page 20

20. This risk factor is extremely vague. Describe with greater specificity the risks that arise from your international operations.
For example, explain what you mean by "difficulty in enforcing agreements and collecting receivables through foreign legal systems."

Use of Proceeds, page 26

21. Please reconcile the amounts shown here with the information on page F-19.

22. If material, please disclose why you are repaying these particular debt obligations, when you have further outstanding indebtedness.

Dilution, page 28

23. We note that the comparative table at the bottom of the Dilution section excludes shares issuable upon the exercise of some stock options. Please note that this table should include all shares that officers, directors, promoters and affiliated persons "have the right to acquire," whether by option exercise or otherwise. Please revise accordingly.

Capitalization, page 27

24. Please reconcile the numbers shown in footnote (a) with your Use of Proceeds disclosures.

Unaudited Pro Forma Financial Data, pages 30-36

General

25. Disclose how you are accounting for the Reorganization.

Pro Forma Condensed Statements of Operations, page 33

26. Please revise your pro forma adjustments to separately address the impact that each adjustment had on each line item. For instance footnote (d) to the pro forma condensed statements of operations relates to the "...net effect on cost of goods sold of eliminated intercompany transactions between HLLC and HIH and to eliminate adjustments to deprecation and amortization as a result of the HIH Consolidated Transactions." and footnote (e) relates to the "...net effect on operating expenses of eliminating intercompany transactions and the effect of unrealized foreign currency exchanges losses arising from the revaluation of non-functional currency denominated debt..."

27. Expand your disclosures to identify the nature of the operating expenses related to the intercompany transactions you are eliminating.

28. Revise the line item captions on your pro forma condensed statements of operations to clarify that they do not include the non-
recurring charges identified in footnote (l) to the pro forma balance
sheet.   Refer to Rule 11-02(b)(7) of Regulation S-X.

29. Provide pro forma earnings per share information prepared in accordance with SFAS 128. Refer to Rule 11-02(b)(7) of Regulation S-
X.

Pro Forma Balance Sheet, page 34

30. With reference to pro forma adjustments (h), (i), and (j), disclose how you have determined the number of shares of common stock you are issuing in connection with the exchange of warrants, mandatorily redeemable preferred members` interest and preferred members` interest.

Schedule of Pro Forma and Pro Forma As Adjusted Interest Expense
Adjustments, page 36

31. If actual interest rates can vary from those depicted, also disclose the effect on income of a 1/8 percent variance in interest rates.

MD&A, page 37

32. We note that you are presenting pro forma financial information for the year ended December 31, 2002 for comparative purposes. However, such presentation is not contemplated by Article 11 of Regulation S-X. As such, please remove such financial information.
In doing so, your MD&A should still include a discussion and analysis of the pro forma financial information for the year ended December 31, 2003.

33. We note that your discussion and analysis of your historical results comparison primarily attributes all increases over the prior year for the fiscal year ended December 31, 2003 to the consolidation of HIH and the acquisition of AdMat. However, your pro forma financial information discussion and analysis, which in a comment above we have asked you to remove for fiscal year 2002, provides more disclosure regarding the impact of pricing, sales volumes, raw material costs, etc. Please revise your historical discussion to also address these areas impacting your results.


Pro Forma Results of Operations
Nine months ended September 30, 2004 (Pro Forma) compared to nine months ended September 30, 2003 (Pro Forma), page 40

34. In all comparative discussions of financial condition and results of operations, where more than one reason is cited as being responsible for a change, please quantify the contribution of each factor. For example, in the first bullet, you attribute your increase in revenues to "higher average selling prices" and "higher sales volume." Please revise to quantify the impact of each factor and discuss why you believe that there have been changes and whether or not you believe that this is a trend.

Perform the same analysis for all other sections in the
comparative
analyses of financial condition and results of operations,
including
all analyses in the "Liquidity and Capital Resources" section.
See
Item 303(a)(3)(i) of Regulation S-K and the instructions to Item
303
of Regulation S-K.

35. Please reconcile your stated net loss for 2003 with your disclosure in your chart on page 39.

Liquidity and Capital Resources, page 63

36. Please expand your liquidity discussion to also include a comparison between the year ended December 31, 2002 and the year ended December 31, 2001 regarding the three major categories of the statements of cash flows. Also provide a comparison to cover the three-year period covered by the financial statements, using year-to-year comparisons, for the financial conditions section and consider moving your financial condition information closer to your discussion of cash flows. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

37. If material, please revise to disclose your estimated spending on environmental matters.

Debt and Liquidity, page 64

38. We note that a majority, if not all, of your debt instruments contain financial covenants. As such, please include a discussion of your material financial debt covenants, including the actual ratio amounts for the most recent period presented (September 30, 2004), unless management believes that the likelihood of default is remote.
See Section 501.03 of the Financial Reporting Codification. Also, we note that on page 69 you state that you have $923 million of combined cash and combined unused borrowing capacity. Please confirm to us that the amount related to the combined unused borrowing capacity would not violate any of your existing debt covenants, or provide such disclosure.

Contractual Obligations and Commercial Commitments, page 70

39. Please include footnotes to your contractual obligations table with information about conditions that may create obligations like the amount of interest payments (assuming long-term debt remains outstanding) and pension and postretirement obligations. Refer to
Item 303(a)(5) of Regulation S-K and Release No. 33-8182 for guidance.

Restructuring and Plant Closing Costs, page 72

40. Please expand restructuring and plant closing costs disclosure to discuss the reasonably likely material effects on future earnings and cash flows resulting from the restructuring plans discussed, including quantification of these effects and when these effects are expected to be realized.

Critical Accounting Policies, page 78

41. Please revise your current disclosures within your critical accounting policies section for the following:
* Long-live asset:  Please include a sensitivity analysis
regarding
your estimated useful lives by major asset category.
* Restructuring and plant closing costs: Please include (a) the total estimated restructuring costs, excluding impairments and write-
offs of assets, for current plans; (b) the total amount currently reserved; and (c) the impact of reducing your workforce further than expected or less than expected.
* Income Taxes: We note that concurrently with this IPO, Huntsman Holdings, LLC is to be merged into Huntsman Corporation. As such, this change could affect the tax treatment of the operations of Huntsman Holdings, LLC, specifically. As such, please include an analysis this change is expected to have on your future income taxes.
Also, quantify the amount of taxable income you must generate to fully realize your deferred tax assets.
* Employee benefit programs:  State the impact of a plus or minus
1%
change in the discount rate, expected rate of return, and rate of compensation increase.

Quantitative and Qualitative Disclosures about Market Risk, page
80

42. Please revise your disclosure to include the weighted average effective interest rates and fair values in your interest-rate risks table. Refer to Item 305 of Regulation S-K and Section III.B. of
SEC
Final Rule Release No. 33-7386 for guidance.

Restructuring Activities for the Year Ended December 31, 2003,
page
74

43. We note your disclosure at the top of page 76 concerning your cost reduction program "expected to be implemented from June 2003 to
June 2005."  Please update this disclosure.

Business - Environmental, Health and Safety Matters, pages 124-128

44. We have the following comments regarding your potential asbestos related loss contingencies.

* You indicate that you do not have sufficient information to estimate your liability for the cases in which you do not have indemnity protection from a prior owner. As such, it is unclear to us how you are able to conclude that these cases will not have a material adverse effect on your results of operations or financial position. Tell us why it is appropriate to assess the materiality of current claims on the "...past history of settlements and experience in these types of cases..." We caution you that a statement that the contingency is not expected to material does not satisfy the requirement of SFAS 5 if there is at least a reasonable possibility that a loss exceeding the amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range or loss that is reasonably possible, or (b) state that such an estimate cannot be made.

* Expand the disclosure included in your annual and interim financial statements to include the information set forth in Question 2 of SAB
Topic 5:Y.

45. Regarding your last paragraph on page 128, please tell us why a similar disclosure was not made in your annual and interim financial statements. Also, it appears from your disclosure that you are not evaluating your potential liability and any probable insurance receivable on a gross basis, as required by SAB Topic 5:Y. Please advise.

Management, page 129

46. Please confirm supplementally that you have disclosed all information required by Item 401(e)(1) of Regulation S-K.

47. Disclose the Class that each board member will belong to upon consummation of the offering.

Principal and Selling Stockholders, page 144

48. With respect to each entity listed as a selling stockholder, supplementally advise us whether it is a broker-dealer or whether it is affiliated with a broker-dealer. We may have further comments.

49. Please identify the natural persons who control each entity listed.

50. Please provide the approximate number of holders of common stock as of the latest practicable date and disclose this date in your prospectus. The computation of the approximate number of holders of the common stock may be based upon the number of record holders or also may include individual participants in security position listings. The method of computation that is chosen should also be indicated. See Item 201(b)(1) of Regulation S-K and Rule 17Ad-8 of the Exchange Act.

Underwriting, pages 160

51. Disclose the fees paid to Credit Suisse First Boston,
Citigroup,
Merrill Lynch, Deutsche Bank or affiliates of your underwriters under your credit facilities.

52. Tell us whether you will need to name a qualified independent underwriter.

53. Disclose the criteria that the representatives will use in determining whether to consent to waiving the 180-day lock-up agreement.

54. We note your directed share program.  Please confirm that:
* Except for the underwriting commission, the offers and sales are on the same terms as those offered to the general public;
* No offers were made prior to the filing of the registration statement;
* Offers were made only with the prospectus; and
* No funds have been or will be committed or paid prior to effectiveness of the registration statement.

Also, please state whether or not the shares purchased as part of the directed share program will be subject to the lock-up agreement and provide us with copies of the materials that you sent to the directed share program participants.

Where You Can Find More Information, page 84

55. Consider disclosing your Internet address.

Huntsman Holdings, LLC financial statements for the nine-months ended
September 30, 2004

General

56. Please revise your interim financial statements for all comments issued below in connection with Huntsman Holdings LLC financial statements for the year ended December 31, 2003, as appropriate.

2.  Recently Issued Financial Accounting Standards

57. Please tell supplementally and expand your disclosures to clarify why you believe AdMat Investments may need to be de-consolidated and accounted for under the equity method when you adopt FIN 46(R).

11.  Restructuring and Plant Closing Costs

58. Expand your textual discussion of restructuring and plant closing
costs to provide a better description of the exit or disposal activities, including the facts and circumstances leading to your restructuring or exit activities and the expected completion date of these activities.  Refer to paragraphs 26a of SFAS 144 and 20a of
SFAS 146.   With regard to your asset impairments, disclose the
method or methods for determining fair value in accordance with paragraph 26c of SFAS 144.

59. Expand your tabular presentation to separately discuss the activities related to your 2003 restructuring activities from your 2004 restructuring activities so that a reader may separately assess the impact each year`s activities has had on current operations.

17.  Legal Matters

60. Please revise your disclosure to state the total amount of payments for back royalties required to be paid under the license agreement with Taiyo regarding the patent infringement and the total value of the settlement with Ciba as payment under its indemnity agreement from the leveraged buyout transaction in 2000. Indicate when you accrued the amount of payments for back royalties and when you will make such payouts. Also clarify how you have accounted/will account for the $11 million of credits against payments for certain services provided by Ciba and the additional consideration received in the form of modifications to certain agreements between Huntsman
Advanced Materials LLC`s business and Ciba.

Huntsman Holdings, LLC financial statements for the fiscal year ended
December 31, 2003

General

61. Please include the appropriate financial statement schedules prescribed under Article 12 of Regulation S-X and detailed in Rule 5-
04 of Regulation S-X (i.e., Schedule II - Valuation and Qualifying Accounts). Refer to Item 16 of Form S-1.


Consolidated Statements of Operations and Comprehensive Loss

62. Please revise the filing to include additional information as to the components of the other operating income for the year ended
December 31, 2003.

63. In accordance with paragraph 6 of SFAS 128, please provide your earnings per share computations and disclosures required by 36 through 41 of SFAS 128.

1.  General

64. Please revise your disclosure to include description of the relationship of each entity listed in the second paragraph on page F-
50 to Huntsman Holdings, LLC in a format that an investor can easily follow. Please also include within this description any direct or indirect relationships between each of these entities, as well. Finally, please ensure to include quantitative information of these relationships as well (i.e., the percentage of equity ownership).

65. In the first paragraph on page F-51, you state, "The consolidated financial statements of HMP presented herein reflect the financial position, results of operations and cash flows as if Huntsman LLC and the Company were combined for all periods presented." We assume you mean Huntsman Holdings, LLC`s consolidated financial statements. Please revise to clarify. Furthermore, if you continue to make reference to HMP, clarify HMP`s relationship to Huntsman Holdings, LLC, including how you accounted for the contribution of Huntsman LLC to HMP. In addition, revise your organizational chart on page 10 to appropriately reflect HMP within your organizational structure.

66. Please tell us supplementally and revise to provide more about the contribution of BNAC from MatlinPatterson to HMP. Specifically, address (a) the nature of BNAC`s operations/business and (b) what the
$169.7 million contributed value represents.   Address for us what
impact BNAC`s Option Agreements had on your accounting for the contribution of BNAC from MatlinPatterson to HMP.

67. We have the following comments regarding the AdMat
Transaction:

* Clarify for readers that the transactions discussed in the first three bullets explaining the AdMat Transaction are transactions among entities other than the Company and therefore do not have any impact
on your financial statements. Clarify, if true, that these transactions were consummated in order to effect the ultimate transfer of MatlinPatterson`s transfer of its investment in AdMat Investment to the Company.
* Please tell us supplementally and disclose the total purchase price
of Huntsman Advanced Materials Investment LLC in light of the equity
instruments exchanged and the debt instruments acquired. Please reconcile this total purchase price to the purchase price allocation
(i.e., net assets acquired) of $521.8 million as of December 31,
2003
and $296.9 million as of September 30, 2004.
* In your interim financial statements, please revise your disclosure to discuss any significant adjustments made to arrive at the final purchase price allocation from the preliminary purchase price allocation.

68. Please revise your disclosure for the purchase of AdMat
Investments to include the information required by paragraphs
51.b.,
51.f., 51.h., and 52.a.1. of SFAS 141.

2.  Summary of Significant Accounting Policies, Revenue
Recognition

69. Based on your use of the term "generally," please expand your policy to identify each instance when title and risk of ownership pass other than at the time shipment is made, or remove this term. Provide sufficient information to explain: the nature of these transactions; when title and risk of ownership pass; and the authoritative literature that supports your revenue recognition. In addition, quantify the amount of revenue you recognized in each period other than when product shipments were made.

2.  Summary of Significant Accounting Policies, Cash and Cash
Equivalents

70. Please tell us more about your restrictive lockbox agreements. If these restrictive lockbox agreements relate to any revolving credit agreements, include your consideration of EITF 95-22.

71. Tell us the restrictive terms of the lockbox agreements.
Based
on such restricted terms, tell us the appropriateness of including restricted cash in the beginning and ending cash and cash equivalent balances with your Statements of Cash Flows. Refer to paragraph 7 of
SFAS 95 for guidance.

2. Summary of Significant Accounting Policies, Property, Plant and
Equipment

72. Please revise your disclosure to include all of the information required by APB Opinion No. 20, including the disclosure required by paragraphs 17 and 21 of APB Opinion No. 20. Your disclosure should include a discussion of how you accounted for this change in your consolidated financial statements.

2.  Summary of Significant Accounting Policies, Recently Issued
Accounting Standards

73. We note that the $169.7 million increase to net income "...resulted from increasing the carrying value of the investments in
HIH to reflect the proportionate share of the underlying asses as required by SFAS 141." We assume the $169.7 million related to negative goodwill associated with the June 30, 1999 transfer of your propylene oxide business to HIH, which, in accordance with paragraph
62 of SFAS 141, was required to be written off and recognized as the effect of a change in accounting principle. If this is the case, please revise to clarify. Otherwise, help us to better understand your accounting.

74. Expand your disclosures to include a description of your asset retirement obligations that fall within the scope of SFAS 143.
Are
you trying to convey that the fair value of your asset retirement obligations cannot be reasonably estimated "...because the timing of any ultimate obligation is indefinite." If so, please clarify and revise to provide the disclosures required by paragraph 22 of SFAS 143.

5.  Investment in Unconsolidated Affiliates

75. Reconcile the Company`s equity in net income as presented under
Summarized Financial Information of Unconsolidated Affiliates to the equity in losses of investments in unconsolidated affiliates presented in your Consolidated Statements of Operations.

10.  Restructuring, Plant Closing and Impairment Costs

76. Revise your disclosure to include the total amount of
restructuring charges to be incurred in connection with each activity/plan and the amount incurred for each period presented by
reportable segment.   Refer to paragraph 20.d. of SFAS 146 for
guidance.

77. We note that the majority of your restructuring charges, excluding non-cash impairment charges, are for workforce reductions.
Please tell us how you determined the amount of expense to recognize for this activity for the year ended December 31, 2003 and for the nine-month period ended September 30, 2004. Refer to paragraphs
8-13
of SFAS 146.

11.  Securitization of Accounts Receivable

78. Please tell us how you determined that you met the criteria set forth in paragraph 9of SFAS 140. Specifically address how you determined the transferred receivables have isolated in accordance with paragraph 9a of SFAS 140.

17.  Preferred Interest, Common Interests, and Tracking Preferred
Stock

79. Expand your disclosure to explain how the tracking preferred interests "track the performance" of the AdMat Business. In this regard, we note that the tracking preferred interests are not entitled to any return other than their liquidation preferences.

80. Your statements of cash flows indicate that you received $164 million for "cash contributed to subsidiary later exchanged for preferred tracking stock." Please reconcile for us this $164 million to the $194 million preferred shares issued in exchange for investment in Advanced Materials Investment. Revise your disclosures as necessary to indicate how this difference was accounted for in your financial statements.

20.  Commitments and Contingencies

81. Please revise the second paragraph of this footnote to also comment on whether such litigation is material to your liquidity, in addition to your assessment of materiality to your results of operations and financial condition.

82. With regard to your various lawsuits alleging exposure to toxic substances, please revise your disclosure to include (a) a roll-forward of the claims outstanding for each of the periods presented, including discussion of unasserted claims; and (b) the corresponding damages alleged. We note that these cases are in the initial stages and no accrual has been made as of September 30, 2004. Please state the amount or range of reasonably possible loss or state that such an estimate cannot be made, as required by paragraph 10 of SFAS 5. Finally, based on the disclosure made, we assume that no settlements for such lawsuits have been made. Please confirm this assumption, or include such information in your footnotes. Refer to Questions 2 and
3 of SAB Topic 5:Y for additional guidance.

22.  Environmental Matters

83. We note that throughout this footnote, you disclose that certain loss contingencies are not expected to have a material impact on your financial position or results of operations. Please revise your disclosures to also include a statement regarding the impact these loss contingencies will have on your liquidity, as well. Furthermore, we remind you that a statement that the contingency is not expected to be material does not satisfy the requirements of SFAS
5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, or (b) state that such an estimate cannot be made. Refer to Question 2 of SAB Topic 5:Y and paragraph 10 of SFAS 5 for guidance.

84. Please revise to state the amounts of your EHS capital expenditures for each period presented.

85. For your "government enforcement proceedings" disclosure, we note that you address "presently" pending matters. Please revise your disclosure to also address unasserted claims, including the extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency. Refer to Question 2 of SAB Topic
5:Y and paragraph 10 of SFAS 5 for guidance.

86. Regarding the Huntsman Advanced Materials (U.K.) Ltd five asbestos contamination charges, you indicate that you do not have sufficient information to estimate your liability for the cases in which you do not have indemnity protection from a prior owner. As such, it is unclear to us how you are able to conclude that these cases will not have a material adverse effect on your results of operations or financial position. Tell us why it is appropriate to assess the materiality of current claims on the "...past history of settlements and experience in these types of cases..." We caution you that a statement that the contingency is not expected to material does not satisfy the requirement of SFAS 5 if there is at least a reasonable possibility that a loss exceeding the amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities.
In that case, you must either (a) disclose the estimated additional loss, or range or loss that is reasonably possible, or state that such an estimate cannot be made.

87. We note that you have accrued $34.9 million "for environmental-related liabilities as of December 31, 2003." Based on this language, it is unclear whether the $34.9 million relates to all of the issues discussed within note 22 to your consolidated financial statements, or whether this amount is strictly for environmental remediation liabilities. Please advise or revise your disclosure, as appropriate.

88. Please revise your "Remediation Liabilities" disclosure to include all of the information set forth in Questions 2 and 4 of SAB
Topic 5:Y.  Such as:
* Impact to your results of operations, financial position and cash flow position;
* The circumstances affecting the reliability and precision of loss estimates;
* Uncertainties with respect to joint and several liability that may affect the magnitude of the contingency;
* The nature and terms of cost-sharing arrangements with other potentially responsible parties;
* The extent to which unrecognized contingent losses are expected to be recoverable through indemnification arrangements, including any material limitations of that recovery;
* The time frame over which the accrued or presently unrecognized amounts may be paid out;
* The material components of the accruals and the significant assumptions underlying the estimates;
* The amount or range of reasonably possible loss exceeding accruals, or a statement that such an estimate cannot be made;
* Total anticipated costs of your environmental remediation activities;
* The balance sheet classification of the $34.9 million accrued as of
December 31, 2003; and
* The amount accrued as of December 31, 2002, including classification on the balance sheet.

89. We note that you have been notified by third parties of claims for cleanup liabilities at approximately 11 former facilities and other third party sites, and that you do not "expect any" of your third party claims to result in material liability. Please tell us how you were able to conclude that the North Maybe Canyon CERCLA site will not result in a material liability, if you are unable to estimate your probable loss due to lack of information to sufficiently evaluate this specific claim. Please also revise your disclosure to include the information set forth in Question 4 of SAB
Topic 5:Y.

25.  Subsequent Event

90. We note that you recorded a $14.9 million expense in the second quarter of 2004 for the Discoloration Claims, which relate to Huntsman International LLC prior to your purchased in 1999.
* Please clarify whether you are evaluating your potential liability separate from your rights under contracts of indemnity as required by
SAB Topic 5:Y.  Please revise or advise.
* Please tell us more about the indemnity by ICI, including your assessment of ICI`s ability to honor such indemnity.
* Please revise your disclosure for the amount or range of reasonably possible loss in excess of accrual or state that an estimate cannot be made.

Huntsman Advanced Materials LLC for the fiscal year ended December
31, 2003

20.  Environmental Matters

91. Please revise your disclosure to include the amount accrued for each period presented for your soil, groundwater and surface water contamination at your manufacturing sites (second paragraph under "Potential Liabilities"). In addition, include the amount or range of reasonably possible loss in excess of accrual. Refer to SFAS 5 and SAB Topic 5:Y for guidance. Finally, please revise Huntsman Holdings, LLC`s annual and interim financial statements for this loss contingency, or tell us where you have provided a disclosure for this loss contingency.

Huntsman International Holdings LLC for the fiscal year ended
December 31, 2002

18.  Environmental Matters

92. We note that HIH has a potential loss contingency due to a leak of sulphuric acid from two tanks located near its Whitehaven, U.K. plant, which is in the process of being closed, and the known and unasserted soil and/or groundwater contamination. Please tell us why disclosure of this loss contingency does not appear to be included in
Huntsman Holdings, LLC`s interim and annual financial statements. Please tell us the amount of your reserve for this loss contingency, including the amount of reasonably possible loss in excess of your accrual. Refer to SFAS 5 and SAB Topic 5:Y for guidance.



*	* 	*

Closing Comments
      	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting comments to Tracey
Houser at (202) 942-1989, or in her absence, to Jeanne Baker, Assistant Chief Accountant at (202) 942-1835. Direct questions on other disclosure issues to Lesli Sheppard at (202) 942-1887 or the undersigned at (202) 942-1950.


					Sincerely,


					Pamela A. Long
					Assistant Director


cc:	Jeffery B. Floyd (via facsimile 713/615-5655)
	Vinson & Elkins L.L.P.
	1001 Fannin, Suite 2300
	Houston, TX 77002




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Samuel D. Scruggs
Huntsman Corporation
Page 19



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE